January 10, 2007

Mr. Mark S. Webb,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	First California Financial Group, Inc.

(Form S-4, File No. 333-138161)

Dear Mr. Webb:

On behalf of our client, First California Financial Group, Inc. (the “Company” or “First California”), we enclose herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 (the “Form S-4”) and the Company’s responses to your letter, dated December 19, 2006 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form S-4. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 2.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the information available to us. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company represents that:

•	It will not assert the Staff’s review of the Form S-4 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	We note your response to comment number 2. Please revise to include your earnings per share as part of your financial projections.

The Company has revised page 64 in response to this comment. The Company has provided the earnings per share information for FCB Bancorp, however no projected earnings per share information with respect to

Securities and Exchange Commission

National Mercantile was shared with FCB Bancorp or its advisors so no such National Mercantile projected earnings per share information has been added.

2.	We note your response to comment number 3; however, we see that you concentrate on supermajority voting provisions even though there are numerous other changes. The parenthetical of examples regarding corporate governance-related and control-related provisions in the Fifth Supplement of Telephone Interpretations from September 2004 is not an exclusive list of provisions. Please revise your disclosure to unbundle the changes in the certificates of incorporation and by-laws of First California from National Mercantile and FCB Bancorp or provide an explanation based on the Telephone Interpretations regarding why you do not need to unbundle such changes.

Following discussions with the Staff, but without necessarily concurring in the Staff’s point-of-view with respect to whether the differences between the proposed Amended and Restated Certificate of Incorporation of First California and proposed By-laws of First California and the Amended and Restated Articles of Incorporation of National Mercantile (the “NMB Articles”) and the Bylaws of National Mercantile (the “NMB Bylaws”) require unbundling under the Staff’s Fifth Supplement of Telephone Interpretations from September 2004 (the “Telephone Interpretations”), the parties have determined to revise the proposed Amended and Restated Certificate of Incorporation of First California (as revised, the “FCFG Certificate”) and proposed By-laws of First California (as revised, the “FCFG By-laws”). First California respectfully informs the Staff that, as so revised, the FCFG Certificate and the FCFG By-laws contain no material differences from the NMB Articles and NMB Bylaws.

Specifically, with respect to each item discussed under the heading “NMB Unbundling” in First California’s letter to the Staff dated December 5, 2006 (the “FCFG December 5 Letter”) in response to Comment 3 of the Staff’s November 17, 2006 comment letter, the provisions of the FCFG Certificate and FCFG Bylaws have been revised to track the corresponding provisions in the NMB Articles and NMB Bylaws (other than the provision related to the approval of related party business combinations discussed in the second bullet under “NMB Unbundling” in the FCFG December 5 Letter in light of Delaware’s statutory related party business combination statute). In so revising the FCFG Bylaws, First California has been guided by what it understands to be the Staff’s view that a change that can be made by a board of directors acting alone (i.e., without shareholder approval) is not material for purposes of the Telephone Instructions. Accordingly, in addition to the revisions to the FCFG Certificate and FCFG Bylaws described above, the parties have also removed from the FCFG Certificate the provisions with respect to the composition of the First California Board of Directors (the “Board Provisions”). Instead, the parties have placed the Board Provisions in the FCFG Bylaws. With respect to the Board Provisions, the parties respectfully submit to the Staff that, like any other bylaw provision, the First California Board of Directors could make these changes to its bylaws without shareholder approval, including immediately following the consummation of the mergers. In fact, the parties note that today many public corporations impose director qualification standards without any stockholder involvement or endorsement. Additionally, like any other bylaw provision, the Board Provisions remain subject to change by the shareholders acting alone without the Board. Accordingly, the parties respectfully submit to the Staff that the inclusion of the Board Provisions in the FCFG Bylaws does not represent a material change from the NMB charter documents for purposes of the Telephone Interpretations.

Finally, as discussed with the Staff, in accordance with the guidance provided in the Telephone Interpretations, because FCB Bancorp is an acquired company merging into a public company whose charter or bylaw provisions are comparable to the new acquisition vehicle company’s charter or bylaw provisions, no unbundling is required with respect to FCB Bancorp or its Articles of Incorporation, as amended (the “FCB Articles”), or its Bylaws (the “FCB Bylaws”). The Telephone Interpretations provide that “to the extent a public company acquirer forms a new acquisition vehicle to complete the merger or acquisition transaction and that vehicle has the same or comparable charter or bylaw provisions as its parent, unbundling would not be required.” Although the FCB Articles and FCB Bylaws do not prohibit shareholders from acting by written

Securities and Exchange Commission

consent, because the NMB Articles are the same as the FCFG Certificate with respect to stockholders’ acting by written consent and are the same or comparable in all other material respects to the FCFG Certificate and FCFG By-laws, unbundling is not required per the Telephone Interpretations.

3.	We note your response to comment number 3 and that you consider the provisions mentioned in your response on which the shareholders would vote under supermajority provisions to be immaterial. The Telephone Interpretations focus on the corporate governance-related and control-related provisions, such as supermajority voting provisions, and staff practice regularly treats supermajority as a provision to be unbundled. Please revise to unbundle such provisions.

Please see the response to Comment No. 2.

4.	We note your response to comment number 5; however, we still see on page 35 type size smaller than that which predominates the filing. Please revise.

The Company has revised Amendment No. 2 in response to this comment.

Reasons of FCB Bancorp for the Mergers; Recommendations of FCB Bancorp…, page 44

5.	As previously requested, please have the board specifically mention each line item analysis that does not appear to support its recommendation and explain why, in light of that analysis, the board is recommending the deal.

The Company has revised page 47 in response to this comment.

Allowance for Loan Losses, page 161

6.	We note you have recorded a significant credit for loan losses during the quarter ended September 30, 2006. Please revise your disclosures to clarify in detail the factors you considered in determining that the significant credit for loan losses should be recorded during the third quarter and to explain how you determined that the unallocated portion of the allowance for loan losses should be the primary category affected by the reduction in the allowance.

The Company has revised pages 163 and 164 in response to this comment.

Comparison of Rights of Holders of Common Stock of National Mercantile, page 209

7.	You cannot qualify by reference to various documents your summary of the differences in rights since the form does not require you to summarize those documents; see Rule 411.

The Company has revised page 211 in response to this comment.

8.	Please revise to present your disclosure regarding the comparison of rights of holders of common stock in comparative columnar form so that shareholders can easily evaluate the rights among the holders of common stock of National Mercantile, FCB Bancorp and First California.

The Company has revised pages 211 to 226 in response to this comment.

Financial Statements—General

9.	We read your response to prior comment 34 of our letter dated November 17, 2006. However, it appears that the aggregate market value of the voting common equity held by nonaffiliates exceeds

Securities and Exchange Commission

the $25 million limit set forth in Item 10(a)(1) of Regulation S-B per your disclosures on the cover of your Form 10-KSB for each of the years ended December 31, 2003 and 2004. Please tell us how you considered the criteria set forth in Item 10(a) (1) and (2) in determining that National Mercantile continues to be a small business issuer in the current year, or alternatively, revise to provide the additional financial statements required by Rules 3-01 and 3-02 of Regulation S-X.

As was discussed with the Staff in a call on December 22, 2006, National Mercantile’s aggregate market value of the voting common equity held by nonaffiliates (the “Public Float”) for the fiscal years ended December 31, 2004 and 2005 was incorrectly indicated on the cover page of its 10-KSB for each of those two fiscal years. National Mercantile respectfully informs the Staff that the correct Public Float amounts for the fiscal years ended December 31, 2004 and 2005 are $16.4 million and $24.3 million, respectively. National Mercantile is simultaneously amending those two filings accordingly.

National Mercantile respectfully informs the Staff that it initially calculated the Public Float amounts for fiscal years ended December 31, 2004 and 2005 as follows:

•	For the fiscal year ended December 31, 2004, National Mercantile reported a Public Float of $39.1 million. When reporting this Public Float for the fiscal year ended December 31, 2004, National Mercantile calculated the market price as of March 21, 2005 for all outstanding shares of common stock and failed to exclude the shares held by its affiliates (the cover page of its 10-KSB indicates that the information was as of March 31, 2004, but in fact it was as of March 21, 2005). Specifically, the Public Float was calculated as the product of the closing sale price of its common stock as of March 21, 2005 of $10.40 and the total number of shares outstanding as of March 21, 2005, or 3,755,418 shares.

•	For the fiscal year ended December 31, 2005, National Mercantile reported a Public Float of $35.0 million. When reporting the Public Float for the fiscal year ended December 31, 2005, National Mercantile failed to exclude the shares held by all of its directors and officers. Specifically, the Public Float was calculated as the product of the closing sale price of its common stock as of March 21, 2006 of $14.85 and the total number of shares outstanding as of March 21, 2006 less the number of shares held by (i) members of the Pohlad family and (ii) some directors and officers, or approximately 2,354,000 shares.

National Mercantile respectfully informs the Staff that it has recalculated its Public Float amounts for fiscal years ended 2004 and 2005 as follows:

•	For fiscal year ended 2004, the number of National Mercantile’s outstanding voting and non-voting common shares held by non-affiliates was 1,617,484. The price at which the stock was sold on December 31, 2004 was $10.16 (when calculating the Public Float, Item 10 of Regulation S-B requires a small business issuer to use the price on a date within 60 days prior to the end of its most recent fiscal year). Accordingly, the Public Float amount for the fiscal year ended 2004 equals $16,433,637.44.

•	For fiscal year ended 2005, the number of National Mercantile’s outstanding voting and non-voting common shares held by non-affiliates was 1,873,652. The price at which the stock was sold on November 4, 2005 was $12.95 (when calculating the Public Float, Item 10 of Regulation S-B requires a small business issuer to use the price on a date within 60 days prior to the end of its most recent fiscal year). Accordingly, the Public Float amount for fiscal year ended 2005 equals $24,263,793.40.

National Mercantile Bancorp Financial Statements

Interim Financial Statements Note 14—Derivative Instruments and Hedging, page F-13, and Annual Financial Statements Note 14—Derivative Instruments and Hedging, page F-48

10.	We read your response to prior comment 36. However, we note that your assessment has been provided on an aggregated basis for the entire portfolio of brokered CD hedges, while your response

Securities and Exchange Commission

implies that only certain of the hedges include broker fees, which you note in your response as an issue. Please provide us with the following additional information so we may better understand your analysis, and refer to the guidance provided by SAB 99 (SAB Topic 1M):

•	what factors you considered in determining that all brokered CD hedging relationships should be included in your analysis (e.g. rather than only those affected by inclusion of broker fees);

•	the individual impact of each instrument considered in your analysis;

•	the cumulative impact of the error at each reporting date;

•	confirmation that you measured the error as the difference between the amounts and the amounts that would have been reported had you not applied hedge accounting; and

•	the qualitative factors considered in your determination that the error was not material.

National Mercantile respectfully submits that, based on its understanding of recent discussions, interpretations and practices relating to the applicability of paragraph 68(b) of SFAS 133, National Mercantile reviewed its entire portfolio of brokered CDs and the related interest rate swaps to ascertain the appropriate use of “short-cut” hedge accounting treatment. National Mercantile has been using the short-cut method for all of its swaps related to brokered CDs since the third quarter of 2005 (when the first such swap transaction was recorded). Please refer to attached Schedule A for a complete listing of National Mercantile’s swap transactions.

Certain swaps on brokered CDs incorporated the broker fee into the terms. These swaps are the first four items shown on attached Schedule A. National Mercantile became aware that this practice results in the condition under paragraph 68(b) (replaced by SFAS 149, paragraph 25(c)) of SFAS 133 for the assumption of no ineffectiveness to not be met.

National Mercantile understands that the provisions of SFAS 133 should be strictly interpreted and that if a circumstance is contractually possible, under any contemplated scenario, which interferes with the required conditions for the assumption of no ineffectiveness, then short-cut hedge accounting is not applicable. Therefore, National Mercantile recently reconsidered all of the terms of its swaps and brokered CDs to determine if any such terms would potentially mean that National Mercantile could not and should not have used the short-cut method.

For example, National Mercantile noted that the terms of the brokered CDs provide that there are no early withdrawals permitted; however, in the event of the death or adjudication of incompetence of a CD holder, an early redemption is permitted at the holder’s option. For CD holders that are natural persons, this provision to settle prior to the scheduled maturity (without an embedded mirror-image option in the swap) would result in not all the conditions being met to make an assumption of no ineffectiveness under SFAS 133. For corporate or institutional holders no early redemption option is available and the condition under paragraph 68(d) (as amended by SFAS 149, paragraph 25(d)) is met. Due to the nature of the brokerage relationship, brokered CD issuers are not privy to the identity of the CD holders. Consequently, National Mercantile is unable to ascertain whether an early settlement by a holder is possible.

Because of this uncertainty, National Mercantile assessed the materiality of the impact of all swaps intended to hedge the brokered CDs, rather than just the swaps that included paid broker fees, had National Mercantile not used the short-cut method.

In assessing materiality—both quantitative and qualitative factors—National Mercantile in fact considered the difference between the amounts reported and the amounts that would have been reported had hedge accounting not been utilized. The attached Schedules A, B and C summarize the magnitude of the impact on key balance sheet and income statement items for each reporting period. National Mercantile believes that the impact

Securities and Exchange Commission

of not utilizing the short cut method would have been clearly immaterial on its historical financial statements. National Mercantile considered Staff Accounting Bulletin No. 99 and No. 108 in its evaluation of materiality.

The details of each instrument are shown on Schedule A including the related fair values at each reporting date and the change in fair values for each quarter since the third quarter of 2005. The aggregate fair value at each reporting date is compared to the cumulative effect on retained earnings and shareholders’ equity. The aggregate fair values represent less than 0.2% of shareholders’ equity for all reporting dates.

Additionally, the change in fair value for each swap is shown in Schedules B and C for each quarterly and year-to-date reporting period in 2005 and 2006, respectively, and compared to net income. None of the individual swaps has a quantitative impact on any reporting period in excess of 1.04%. In aggregate, the greatest impact on any reporting period is 2.86%.

In addition to the quantitative impact of the swaps, National Mercantile considered the guidance provided by Staff Accounting Bulletin 99, with particular consideration to FASB’s Financial Accounting Concepts No. 2 as to whether there exists a significant likelihood that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item. The nature of the issue and circumstances considered in assessing the qualitative factors impacting materiality included:

•	National Mercantile followed industry practice in its hedge accounting for brokered CDs and the accounting issues have arisen from a more complete and more recent understanding of the complex provisions of SFAS 133, the hedged instruments and the hedging instruments;

•	From its discussions, National Mercantile believes that because of the uncertainty caused by the “death put” there has not been a definitive conclusion on its impact on the condition under paragraph 68(d) (as amended);

•	The swaps have been highly effective at hedging the changes in fair values of the brokered CDs irrespective of the accounting treatment;

•	The swaps have short terms and the passage of time further mutes the fair value impact;

•	The accounting treatment was not designed to intentionally misstate National Mercantile’s financial statements or otherwise influence the users of the financial statements;

•	The accounting treatment does not affect National Mercantile’s compliance with regulatory requirements, loan covenants or other contractual requirements nor does it conceal an unlawful transaction;

•	The accounting treatment would not reasonably be expected to influence market reaction; and

•	A correction or change in accounting treatment for the swaps has a minor impact on individual financial statement line items.

11.	We also note in your response that you intend to use the long-haul methodology for assessing the effectiveness of brokered CD hedging relationships in the future. Please tell us whether this change to the long-haul method includes a de-designation and re-designation of the hedging relationships entered prior to September 30, 2006, or will be applied prospectively only to new hedging relationships.

National Mercantile respectfully submits that, with respect to the hedge accounting treatment going forward, National Mercantile has de-designated all swaps hedging brokered CDs and recorded their aggregate fair value of $8,000, after tax charge, in its income statement during the fourth quarter of 2006. The swaps have not been re-designated as hedges, accordingly, the fair value will be reflected on the balance sheet and the changes in fair value recorded in the income statement going forward.

Securities and Exchange Commission

The first six instruments shown in Schedule A have now expired. Of the remaining $40 million, $30 million expire during the first quarter 2007 with the balance of $10 million with a remaining maturity of less than nine months. No swaps have been entered into since September 2006 and none are anticipated prior to the mergers. The long-haul hedge accounting method will be utilized in the event that National Mercantile enters into swaps to hedge its brokered CDs prior to the mergers.

FCB Bancorp Financial Statements

Financial Statements as of and for the period ended September 30, 2006

Consolidated Balance Sheets, page F-53, and Consolidated Statements of Cash Flows, page F-56

12.	We read your response to prior comment 24. Please revise your balance sheet and statement of cash flows to present comparative amounts for the balance of loans held for sale as of December 31, 2005, and the gross cash flows related to loans originated for sale for the period ended September 30, 2005, such that the 2005 amounts will be conformed to the 2006 presentation.

The Company has revised pages 146, 159, 160, 162, 172, 173, 174, F-54, F-57, F-59 and F-61 in response to this comment.

13.	As a related matter, your disclosures on page 158 of Management’s Discussion and Analysis for FCB Bancorp indicate that there were no loans held for sale as of December 31, 2005. However this appears inconsistent with your response to the above noted comment, which indicates that there was such a balance. Please revise your disclosures to ensure consistency regarding loans held for sale throughout the document.

The Company has revised pages 146, 159, 160, 162, 172, 173, 174, F-54, F-57, F-59 and F-61 in response to this comment.

Form 10-K of FCB Bancorp Filed on March 31, 2006

14.	Please amend to identify the audit committee financial expert.

FCB Bancorp has amended the Form 10-K filed on March 31, 2006 in response to this comment.

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

cc:	Timothy Geishecker

Amanda Roberts

Donald Walker

(Securities and Exchange Commission)

Romolo Santarosa

(FCB Bancorp)

David R. Brown

(First California Financial Group, Inc.)

Alan Spatz

(Troy & Gould PC)

Schedule A

National Mercantile Bancorp

Swaps Impact on Retained Earnings and Shareholders’ Equity

Interest Rate Swaps						3rd Quarter 2005 Change in FV*	Fair Value at 9/30/2005	4th Quarter 2005 Change in FV*	Fair Value at 12/31/2005	1st Quarter 2006 Change in FV*	Fair Value at 3/31/2006	2nd Quarter 2006 Change in FV*	Fair Value at 6/30/2006	3rd Quarter 2006 Change in FV*	Fair Value at 9/30/2006
Inception Date	Notional Amount		Expiration Date	Fixed Rate	Floating Index/ Spread
						(Dollars in thousands)
9/21/2005	$5,000,000	(1)	6/21/2006	3.800%	3L-8	$(9)	$(9)	$(3)	$(12)	$2	$(10)	$10	—	—	—
9/21/2005	$5,000,000	(1)	9/21/2006	3.900%	3L-4	(10)	(10)	(7)	(17)	(1)	(18)	4	$(14)	$14	—
9/21/2005	$5,000,000	(1)	6/21/2006	3.800%	3L-8	(9)	(9)	(3)	(12)	2	(10)	10	—	—	—
9/21/2005	$5,000,000	(1)	9/21/2006	3.900%	3L-4	(10)	(10)	(7)	(17)	(1)	(18)	4	(14)	14	—
12/28/2005	$10,000,000	(2)	12/28/2006	4.550%	3L-31	—	—	0	0	(20)	(20)	(9)	(29)	15	$(14)
2/15/2006	$10,000,000	(2)	2/15/2007	4.700%	3L-37	—	—	—	—	(12)	(12)	(15)	(27)	13	(14)
3/29/2006	$10,000,000	(2)	3/29/2007	4.900%	3L-27	—	—	—	—	(2)	(2)	(20)	(23)	11	(12)
3/29/2006	$10,000,000	(2)	3/29/2007	4.900%	3L-27	—	—	—	—	(2)	(2)	(20)	(23)	11	(12)
9/27/2006	$5,000,000	(2)	9/27/2007	5.150%	3L-30	—	—	—	—	—	—	—	—	4	4
9/27/2006	$5,000,000	(2)	9/27/2007	5.150%	3L-30	—	—	—	—	—	—	—	—	4	4

	Aggregate fair value					$(38)	$(38)	$(20)	$(58)	$(35)	$(93)	$(36)	$(129)	$86	$(43)

Cumulative effect on retained earnings (net of tax at 41.5%)							(22)		(34)		(54)		(75)		(25)
As a percent of retained earnings							0.265%		0.481%		0.861%		1.455%		0.735%
As a percent of shareholders’ equity							-0.060%		-0.089%		-0.141%		-0.193%		-0.059%

Memo:
Retained earnings							(8,450)		(7,044)		(6,324)		(5,178)		(3,422)
Total shareholders’ equity							37,087		38,163		38,702		39,036		42,776
(1) Swaps with paid broker fees						$(38)	$(38)	$(20)	$(58)	$1	$(57)	$29	$(28)	$28	$0
(2) Swaps with no paid broker fees						—	—	—	—	(36)	(36)	(65)	(101)	58	(43)

* See Schedules B & C for effect on earnings

Schedule B

National Mercantile Bancorp

Fair Value Of Swaps

Quantitative Impact on 2005 Income Statements

						9/30/2005				12/31/2005
Net Income:								QTD	YTD			QTD	YTD
Quarterly								$1,009				$1,242
Year-to-date									$3,958				$4,450

						Change in Fair Value
Interest Rate Swaps								% of Net Income				% of Net Income
Inception Date	Notional Amount		Expiration Date	Fixed Rate	Floating Index/ Spread	Gross for Quarter	Tax Effected(3)	QTD	YTD	Gross for Quarter	Tax Effected(3)	QTD	YTD
						(Dollars in thousands)
9/21/2005	$5,000,000	(1)	6/21/2006	3.800%	3L-8	$(9)	$(5)	-0.53%	-0.13%	$(3)	$(2)	-0.15%	-0.04%
9/21/2005	$5,000,000	(1)	9/21/2006	3.900%	3L-4	(10)	(6)	-0.58%	-0.15%	(7)	(4)	-0.31%	-0.09%
9/21/2005	$5,000,000	(1)	6/21/2006	3.800%	3L-8	(9)	(5)	-0.53%	-0.13%	(3)	(2)	-0.15%	-0.04%
9/21/2005	$5,000,000	(1)	9/21/2006	3.900%	3L-4	(10)	(6)	-0.58%	-0.15%	(7)	(4)	-0.31%	-0.09%
12/28/2005	$10,000,000	(2)	12/28/2006	4.550%	3L-31	—	—	—	—	0	0	0.00%	0.00%
2/15/2006	$10,000,000	(2)	2/15/2007	4.700%	3L-37	—	—	—	—	—	—	—	—
3/29/2006	$10,000,000	(2)	3/29/2007	4.900%	3L-27	—	—	—	—	—	—	—	—
3/29/2006	$10,000,000	(2)	3/29/2007	4.900%	3L-27	—	—	—	—	—	—	—	—
9/27/2006	$5,000,000	(2)	9/27/2007	5.150%	3L-30	—	—	—	—	—	—	—	—
9/27/2006	$5,000,000	(2)	9/27/2007	5.150%	3L-30	—	—	—	—	—	—	—	—

	Aggregate fair value					$(38)	$(22)	-2.22%	-0.57%	$(20)		-0.92%	-0.26%

(1) Swaps with paid broker fees						$(38)	$(22)	-2.22%	-2.22%	$(20)	$(11)	-0.92%	-0.76%
(2) Swaps with no paid broker fees						—	—	—	—	0	0	—	—
(3) At 41.5% tax rate

Schedule C

National Mercantile Bancorp

Fair Value of Swaps

Quantitative Impact on 2006 Income Statements

						3/31/2006				6/30/2006				9/30/2006
Net Income:								QTD	YTD			QTD	YTD			QTD	YTD
Quarterly								$1,056				$1,146				$1,756
Year-to-date									$1,056				$2,202				$3,958

						Change in Fair Value
Interest Rate Swaps								% of Net Income				% of Net Income				% of Net Income
Inception Date	Notional Amount		Expiration Date	Fixed Rate	Floating Index/ Spread	Gross for Quarter	Tax Effected(3)	QTD	YTD	Gross for Quarter	Tax Effected(3)	QTD	YTD	Gross for Quarter	Tax Effected(3)	QTD	YTD
						(Dollars in thousands)
9/21/2005	$5,000,000	(1)	6/21/2006	3.800%	3L-8	$2	$1	0.11%	0.11%	$10	$6	0.52%	0.33%	—	—	—	0.18%
9/21/2005	$5,000,000	(1)	9/21/2006	3.900%	3L-4	(1)	(1)	-0.08%	-0.08%	4	3	0.22%	0.08%	14	8	0.46%	0.25%
9/21/2005	$5,000,000	(1)	6/21/2006	3.800%	3L-8	2	1	0.11%	0.11%	10	6	0.52%	0.33%	—	—	—	0.18%
9/21/2005	$5,000,000	(1)	9/21/2006	3.900%	3L-4	(1)	(1)	-0.08%	-0.08%	4	3	0.22%	0.08%	14	8	0.46%	0.25%
12/28/2005	$10,000,000	(2)	12/28/2006	4.550%	3L-31	(20)	(12)	-1.11%	-1.11%	(9)	(5)	-0.45%	-0.76%	15	9	0.50%	-0.20%
2/15/2006	$10,000,000	(2)	2/15/2007	4.700%	3L-37	(12)	(7)	-0.67%	-0.67%	(15)	(9)	-0.77%	-0.72%	13	8	0.43%	-0.21%
3/29/2006	$10,000,000	(2)	3/29/2007	4.900%	3L-27	(2)	(1)	-0.12%	-0.12%	(20)	(12)	-1.04%	-0.60%	11	6	0.36%	-0.17%
3/29/2006	$10,000,000	(2)	3/29/2007	4.900%	3L-27	(2)	(1)	-0.12%	-0.12%	(20)	(12)	-1.04%	-0.60%	11	6	0.36%	-0.17%
9/27/2006	$5,000,000	(2)	9/27/2007	5.150%	3L-30	—	—	—	—	—	—	—	—	4	2	0.14%	0.06%
9/27/2006	$5,000,000	(2)	9/27/2007	5.150%	3L-30	—	—	—	—	—	—	—	—	4	2	0.14%	0.06%

	Aggregate fair value					$(35)	$(21)	-1.95%	-1.95%	$(36)	$(21)	-1.82%	-1.88%	$86	$50	2.86%	0.22%

(1) Swaps with paid broker fees						$1	$1	0.06%	0.06%	$29	$17	1.49%	0.80%	$28	$16	0.92%	0.86%
(2) Swaps with no paid broker fees						(36)	(21)	-2.01%	-2.01%	(65)	(38)	-3.31%	-2.69%	58	34	1.94%	-0.64%
(3) At 41.5% tax rate